FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK ANNOUNCES 3-YEAR AND 5-YEAR TIME CHARTERS FOR ITS SUPRAMAX VESSELS STAR EPSILON AND STAR ZETA

Athens, Greece, April 30, 2008 - Star Bulk Carriers Corp. (NASDAQ:SBLK) announced today that it has agreed to a three-year time charter for the M/V “Star Epsilon” and a five-year time charter for the M/V “Star Zeta”.

The “Star Epsilon”, a 2001 built, Supramax vessel of 52,402 dwt has been committed to a five year Time Charter, at a gross daily rate of USD 32,400. The new charter will commence in March 2009 when the vessel’s current time charter expires.

The “Star Zeta”, a 2003 built, Supramax vessel of 52,994 dwt has been committed to a three year Time Charter, at a gross daily rate of USD 42,500. The new charter will commence in May 2008. The vessel is currently performing a short term time charter at a gross daily rate of USD 65,000 which commenced on April 21, 2008.

The “Star Zeta”, had been previously committed to a 5-year time charter, at a gross daily rate of USD 38,750, which was terminated by mutual agreement without further obligations  due to delays in the vessel’s delivery into the charter, which resulted from operational delays of the port of Karachi.

Akis Tsirigakis, President and CEO of Star Bulk commented: “We continue to believe in the strength of the dry bulk fundamentals and to implement our strategy to secure our fleet under long term charters in order to provide our investors with visible strong revenues as well as to protect from any market volatility that may arise. We believe this strategy should provide for long term shareholder value. Specifically, we were able to secure the Star Epsilon at a rate that is 27% higher from what the vessel is earning today. Our fleet while fully contracted for 2008; is now contracted 79% and 52% for 2009 and 2010 respectively.

In regards to the “Star Zeta”, the termination of the previous charter has enabled management to re-charter the vessel at a rate that is approximately 10% higher than Star Bulk would have received under the terminated charter.”

Fleet Table

The following table sets forth summary information regarding Star Bulk's fleet.

Vessel Name	Type	DWT	Year Built	Time Charter Expiry (1)	Time Charter Rate (2)
Capesize Fleet
Star Alpha	Capesize	175,075	1992	Jul 5 - Oct 5, 2009	$47,500
Star Beta	Capesize	174,691	1993	Feb 12 - May 2, 2010	$106,500
Star Sigma	Capesize	184,400	1991	Mar 1 - Mar 31, 2009 Mar 2010 Mar 2011 Mar - Aug 2012	$100,000 $ 69,000 $ 63,000 $ 57,000
Panamax Fleet
Star Iota	Panamax	78,585	1983	Mar 7 - Apr 17, 2009	$18,000
Supramax Fleet
Star Gamma	Supramax	53,098	2002	Jan 4 - Feb 14, 2009 Feb 2010 Feb 2011 Jan -Mar 2012	$28,500 $45,000 $38,000 $31,000
Star Delta	Supramax	52,434	2000	Feb 7 - May 7, 2009	$25,800
Star Epsilon	Supramax	52,402	2001	Dec 15, ’08- Mar 15, ’09 Feb. – May 2014	$25,550 $32,400
Star Zeta	Supramax	52,994	2003	May 2008 April – July 2011	$65,000 $42,500
Star Theta	Supramax	52,425	2003	April 2 - Jun 16, 2009	$32,500
Star Kappa	Supramax	52,055	2001	Aug 24 - Nov 23, 2010	$47,800
Star Omicron	Supramax	53,489	2005	Feb - May 2011	$ 43,000
Grand Total	11	981,648

(1) Range represents the earliest and latest expiry dates allowed by the charter party. Charterers have the right to add off-hire days, if any, which occurred during the charter period.
(2) Represents the gross daily rate.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of eleven dry bulk carriers, which consists of three Capesize, one Panamax and seven Supramax dry bulk vessels with an average age of approximately 10 years and a combined cargo carrying capacity of 981,648 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Contacts:
Company:
George Syllantavos
CFO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
E-mail: ir@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated April 30, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President